FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued yesterday by The Saudi British Bank (SABB), a 40% indirectly held associate of HSBC Holdings plc.

10 April 2012

THE SAUDI BRITISH BANK
FIRST QUARTER 2012 RESULTS

• Net profit of SAR854m (US$228m) for the three months ended 31 March 2012 - an increase of SAR103m (US$28m), or 13.7%, compared with SAR751m (US$200m) for the same period in 2011.

• Operating income of SAR1,235m (US$329m) for the three months ended 31 March 2012- an increase of SAR15m (US$4m), or 1.2%, compared with SAR1,220m (US$325m) for the same period in 2011.

• Customer deposits of SAR111.6bn (US$29.8bn) at 31 March 2012 - an increase of SAR14.7bn (US$3.9bn), or 15.2%, compared with SAR96.9bn (US$25.9bn) at 31 March 2011.

• Loans and advances to customers of SAR91.2bn (US$24.3bn) at 31 March 2012 - an increase of SAR15.0bn (US$4bn), or 19.7%, from SAR76.2bn (US$20.3bn) at 31 March 2011.

• The bank's investment portfolio totalled SAR23.6bn (US$6.3bn) at 31 March 2012, a decrease of SAR0.9bn (US$0.2bn), or 3.7%, from SAR24.5bn (US$6.5bn) at 31 March 2011.

• Total assets were SAR144.0bn (US$38.4bn) at 31 March 2012, compared with SAR126.0bn (US$33.6bn) at 31 March 2011, an increase of 14.3% or SAR18.0bn (US$4.8bn).

•    Earnings per share of SAR0.85 (US$0.23) for the three months ended 31 March 2012 - an increase of 13.7% from SAR0.75 (US$0.20) for the same period in 2011 after bonus share (one for every three shares) adjustment.

Commentary
The Saudi British Bank (SABB) recorded a net profit of SAR854m (US$228m) for the three months ended 31 March 2012. This is an increase of SAR103m (US$28m), or 13.7%, compared with the same period in 2011.

Sheikh Khaled Olayan, Chairman of SABB, said: "SABB's diversified income streams, ongoing cost controls and emphasis on booking quality assets ensured another strong financial performance for the quarter ended 31 March 2012. Our commitment to supporting our customers enabled us to record significant balance sheet growth while maintaining strong capital and liquidity ratios, further supported by our successful Sukuk issuance in March.

"We thank our customers for their continued support and our staff for their commitment and contribution to the bank's success."

Media enquiries to Ibrahim Abo-Mouti on +966 (1) 276 4041 or at ibrahimabomouti@sabb.com

Investor Relations enquiries at InvestorRelations@sabb.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 11 April 2012